PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

05011584

20th September 2005

SEC MAIL
SEP 30 2005
WASH. D.C. 209 SECT...

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs Group PLC

SUPPL

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th September 2005:

"Drilling Update"

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dlw 10/3

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Drilling Update

Premier reports that operations at the Maliri-1 exploration well in the Jhangara Licence, Pakistan, and Iris Iboga Marin-1 exploration well in the Sterling Energy operated Iris Marin Licence, offshore Gabon, have been completed, and that wireline logs have been acquired at the Espadon 1A well in PSC Area B offshore Mauritania.

The Maliri-1 Well

The Maliri-1 well was drilled to a shallow Pab sandstone target; it found excellent reservoir quality sandstones but with no gas charge. The well was drilled approximately $1m below budget. Prior to drilling Premier reduced its interest in the licence to 18.75%.

Iris Iboga Marin-1 Well

The Iris Iboga Marin-1 well was drilled to evaluate a sub-salt Gamba sandstone target; it penetrated over 30 metres of excellent reservoir-quality sandstones but these were water bearing. The well is being plugged and abandoned as a dry hole and it fulfils the work commitment on the licence.

Espadon-1A Exploration Well

The Espadon-1A well was drilled by the 'Stena Tay' drill rig to a final depth of 3042 metres. Wireline logs were then acquired for the well. Preliminary analysis of these logs and data acquired while drilling indicate that no significant hydrocarbons were encountered in the well.

At midnight on 12 September 2005, preparations were underway to plug and abandon the well. The 'Stena Tay' will then move to the Tevét-2 well location.

Forward Programme

A drilling programme of approximately 12 wells is in place for 2005. Two successful wells have been completed so far this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. Further wells are planned to be drilled later in 2005 and early in 2006 in Mauritania, Indonesia, Guinea Bissau, Vietnam and the UK.

Simon Lockett, Premier's Chief Executive Officer said:

"*Whilst these well results are disappointing, we are still only midway through our exploration programme for the year with a further six wells to drill and two successes to date. In addition we have high impact wells planned for early 2006 in Guinea Bissau and Vietnam.*

We were encouraged by the quality of the reservoirs found at both the Maliri and the Iris Iboga Marin wells. We will now review the information gained in the wells prior to deciding how to proceed with other opportunities in those areas.

The Espadon well was the second of a five well programme in Mauritania. The next well, Tevét-2, has the double objective of appraising the 2004 Tevet discovery and exploring a deeper target."

13 September 2005

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR — **Tel: 020 7743 6670**
James Henderson
Gavin Davis

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

The partners and interests in the Jhangara Block are:

	Current Interests Exploration Phase
Premier Oil Pakistan Offshore BV (Operator)	18.75%
BHP Billiton	37.5%
OMV (Pakistan) Exploration GMBH	18.75%
Oil & Gas Investment Ltd	15.0%
Petroleum Exploration (PVT) Ltd	10.0%

The partners and interests in the Iris Marin Licence are:

	Current Interests Exploration Phase
Premier Oil plc	18.00%
Afren plc	12.86%
PetroSA	22.86%
Sterling Energy plc (Operator)	20.57%
PanOcean Energy	25.71%

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter**[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.